Contact

www.linkedin.com/in/max-petrich-98676390 (LinkedIn)

Max Petrich

Founder at San Diego Tempeh

Encinitas, California, United States

Experience

San Diego Tempeh

Founder

March 2019 - Present (7 years 1 month)

San Diego, California, United States

Cultured Foods

Founder

March 2019 - Present (7 years 1 month)

San Diego, California, United States

Education

San Diego State University

Bachelor's degree, Cinematography and Film/Video Production · (January 2005 - July 2009)